Exhibit 99.3

Constellium N.V. Tupolevlaan 41-61 1119 NW Schiphol-Rijk The Netherlands	Stibbe London B.V. 53 New Broad Street London EC2M 1JJ United Kingdom T +44 20 7151 09 21 www.stibbe.com Date 3 November 2017

Constellium N.V. – Offering of 28,750,000 Class A Ordinary Shares

Ladies and Gentlemen,

(1)	We have acted as counsel as to matters of the laws of the Netherlands to Constellium N.V. (the “Issuer”) in connection with the filing under the Securities Act of 1933, as amended (the “Securities Act”), of a final prospectus supplement dated 31 October 2017 (the “Final Prospectus Supplement”) relating to the offering (the “Offering”) of (i) 25,000,000 newly issued class A ordinary shares with a nominal value of €0.02 each in its capital (the “Firm Shares”) and (ii) 3,750,000 newly issued class A ordinary shares with a nominal value of €0.02 each in its capital (the “Optional Shares” and, together with the Firm Shares, the “Shares”) pursuant to an exercise of the option granted by the Issuer to the underwriters (the “Option”). The Final Prospectus Supplement relates to a registration statement on Form F-3 (Registration No. 333-221221) filed by the Issuer with the United States Securities and Exchange Commission (the “SEC”) on 30 October 2017 (the “Registration Statement”).

This opinion is furnished to the Issuer in order to be filed with the SEC on Form 6-K on the date hereof, in connection with the filing with the SEC of the Final Prospectus Supplement.

(2)	For the purpose of this opinion, we have exclusively examined and relied upon photocopies or copies received by fax or by electronic means, or originals if so expressly stated, of the following documents:

(a)	the Registration Statement;

(b)	the preliminary prospectus supplement dated and filed with the SEC on 30 October 2017;

Stibbe London B.V. is a Dutch law firm registered with the Registrar of Companies for England and Wales under numbers FC025331 and BR007672 and with the Dutch Chamber of Commerce under number 34206454. Stibbe London B.V. is not regulated by the Solicitors Regulation Authority. Stibbe London B.V.’s attorneys, civil law notaries (including candidate and assigned civil law notaries) and tax advisers are registered with and bound by the professional rules and codes of conduct of their respective professional organisations in the Netherlands. Stibbe London B.V.’s attorneys who are registered with the Solicitors Regulation Authority as Registered European Lawyers are also bound by its professional rules and codes of conduct to the extent that they apply to Registered European Lawyers practising through an Exempt European Practice (as defined in the SRA Handbook 2011). Any services performed are carried out under an agreement for services (‘overeenkomst van opdracht’) with Stibbe London B.V. This agreement is governed exclusively by Dutch law, with the exception of rules of Dutch private international law. All disputes shall be decided exclusively by the competent court in Amsterdam, the Netherlands, without prejudice to the right to appeal. The general conditions of Stibbe London B.V., which include a limitation of liability, apply and are available on www.stibbe.com/generalconditions or upon request. The compulsory insurance scheme of the Solicitors Regulation Authority does not apply to Stibbe London B.V. The attorneys, civil law notaries and tax advisers of Stibbe London B.V. are insured in accordance with the rules of their respective professional organisations under professional indemnity policies with a worldwide coverage. Hans Witteveen was admitted as a lawyer (‘advocaat’) in the Netherlands in 1994 and is a partner of Stibbe London B.V. He is regulated by the Solicitors Regulation Authority as a Registered European Lawyer.

(c)	the Final Prospectus Supplement;

(d)	the deed of incorporation of the Issuer dated 14 May 2010 and its articles of association (statuten) as amended on 18 August 2015, which according to the Extract referred to below are the articles of association of the Issuer as currently in force;

(e)	an extract from the Trade Register of the Chamber of Commerce (Kamer van Koophandel, afdeling Handelsregister) relating to the Issuer dated the date hereof (the “Extract”);

(f)	minutes of the general meeting of the Issuer dated 22 May 2013 reflecting inter alia, resolutions to designate the board of the Issuer as corporate body authorized to (i) issue shares in the capital of the Issuer up to a maximum number of shares included in the authorized share capital of the Issuer as it will read from time to time and (ii) restrict or exclude pre-emptive rights pertaining to ordinary shares, all for a period of 5 years as of the date of completion of the initial public offering of the Issuer (the “Authorization”);

(g)	written resolutions of the board of the Issuer adopted on 28 October 2017 authorizing, inter alia, (i) the Offering, (ii) the issuance of the Shares in accordance with the Authorization, (iii) the constitution of an equity pricing committee of the board of the Issuer (the “EPC”) and (iv) the determination by the EPC of the offer price per Share and the number of Shares;

(h)	written resolutions of the EPC dated 31 October 2017 determining, inter alia, (i) the offer price per Share and (ii) the number of Firm Shares;

(i)	written resolutions of the board of the Issuer adopted on 2 November 2017 authorizing, inter alia, the size of the Offering for gross proceeds up to USD 325,000,000;

(j)	written resolutions of the EPC dated 3 November 2017 determining, inter alia, the number of Optional Shares; and

(2)

(k)	the shareholders register of the Issuer (the “Shareholders Register”).

(3)	The resolutions listed in paragraphs (2)(g)-(j) (inclusive) are hereinafter collectively also referred to as the “Offering Resolutions”. The resolutions listed in paragraphs (2)(f)-(j) (inclusive) are hereinafter collectively also referred to as the “Resolutions”.

References to the Civil Code, the Bankruptcy Act, the Code of Civil Procedure, the Financial Supervision Act and any other Codes or Acts are references to the Burgerlijk Wetboek, the Faillissementswet, the Wetboek van Burgerlijke Rechtsvordering, the Wet op het financieel toezicht and such other Codes or Acts of the Netherlands, as amended. In this opinion, “the Netherlands” refers to the European part of the Kingdom of the Netherlands and “EU” refers to the European Union.

(4)	In rendering this opinion we have assumed:

(a)	the genuineness of all signatures on, and the authenticity and completeness of all documents submitted to us as copies of drafts, originals or execution copies and the exact conformity to the originals of all documents submitted to us as photocopies or copies transmitted by facsimile or by electronic means and that all documents were at their date, and will have remained, accurate and in full force and effect without modification;

(b)	that the Issuer has not been and will not have been declared bankrupt (failliet verklaard), granted suspension of payments (surseance van betaling verleend) or dissolved (ontbonden), nor will have ceased to exist due to merger (fusie) or demerger (splitsing); although not constituting conclusive evidence, this assumption is supported by the contents of the Extract and by our online search of the Central Insolvency Register of the courts in the Netherlands (Centraal Insolventieregister) on the date hereof, which did not reveal any information which would render this assumption to be untrue as at the date hereof;

(c)	that the Issuer’s authorized share capital is and will be sufficient to allow for the adoption of the Offering Resolutions and the completion by the Issuer of the Offering; we note that the Offering comprises 28,750,000 new class A ordinary shares to be issued by the Issuer; according to the Shareholders Register and the Extract, the authorized share capital of the Issuer is EUR 8,000,000 and the issued share capital of the Issuer is EUR 2,114,712.46 which would allow the Issuer to issue up to 294,264,377 new class A ordinary shares; however, the information in the Shareholders Register and the Extract does not constitute conclusive evidence in this respect;

(d)	that the Resolutions have not been and will not have been annulled, revoked or rescinded and will be in full force and effect;

(3)

(e)	that any and all authorisations and consents of, or other filings with or notifications to, any public authority or other relevant body or person in or of any jurisdiction which may be required (including, without limitation, the laws of the Netherlands) in respect of the Offering have been or will be duly obtained or made, as the case may be;

(f)	that the information set forth in the Extract is on the date hereof complete and accurate and consistent with the information contained in the files kept by the Trade Register with respect to the Issuer, except that the issuance of the Shares pursuant to the Resolutions has not yet been reflected;

(g)	that there will have been no changes to the issued share capital of the Issuer other than pursuant to the documents listed under (2) above and that no resolution will have been adopted to issue shares in the capital of the Issuer, other than the Resolutions;

(h)	that the Option (i) was validly granted, (ii) was a valid right to subscribe for the Optional Shares (recht tot het nemen van aandelen) issuable pursuant to the Resolutions and (iii) has been validly exercised;

(i)	that the issuance of the Shares to Cede & Co. pursuant to the Resolutions has been or will be validly accepted by and is within the capacity and powers of Cede & Co. and that the Shares have been or will be included in the electronic book-entry delivery and settlement system of The Depositary Trust Company;

(j)	that none of the insolvency proceedings listed in Annex A, as amended, to Regulation (EU) 2015/848 of the European Parliament and of the Council of 20 May 2015 on insolvency proceedings has been or will have been declared applicable to the Issuer by a court in one of the member states of the EU (with the exception of Denmark), other than the Netherlands; although not constituting conclusive evidence, this assumption is supported by our online search of the section on EU Registrations of the Central Insolvency Register (Centraal Insolventieregister) on the date hereof, which did not reveal any information which would render this assumption to be untrue as at the date hereof; and

(k)	that the information set forth in the Shareholders Register is complete and accurate on the date hereof, except that the issuance of the Shares pursuant to the Resolutions has not yet been reflected.

(4)

(5)	We have not investigated the laws of any jurisdiction other than the Netherlands. This opinion is limited to matters of the laws of the Netherlands as they presently stand. We do not express any opinion with respect to (i) any public international law or the rules of or promulgated under any treaty or by any treaty organisation, other than any provisions of EU law having direct effect, (ii) matters of competition law, and (iii) matters of taxation.

(6)	Based upon and subject to the foregoing and to the further qualifications, limitations and exceptions set forth herein, and subject to any factual matters not disclosed to us and inconsistent with the information revealed by the documents reviewed by us in the course of our examination referred to above, we are as at the date hereof of the following opinion:

(a)	the Issuer has been duly incorporated and is validly existing under the laws of the Netherlands as a public limited company (naamloze vennootschap); and

(b)	upon payment in full of the Shares in accordance with the provisions of the articles of association of the Issuer, the Shares will have been duly authorized, validly issued and fully paid up and will be non-assessable.

(7)	This opinion is subject to the following qualifications:

(a)	we express no opinion as to the accuracy of any representations given by the Issuer or any other party (express or implied) under or by virtue of the Registration Statement;

(b)	the opinions expressed above are limited by any applicable bankruptcy (faillissement), suspension of payments (surseance van betaling), insolvency, moratorium, reorganisation, liquidation, fraudulent conveyance, or similar laws affecting the enforceability of rights of creditors generally (including rights of set-off) in any relevant jurisdiction including but not limited to section 3:45 of the Civil Code and section 42 of the Bankruptcy Act concerning fraudulent conveyance, as well as by any sanctions or measures under the Sanctions Act 1977 (Sanctiewet 1977) or by EU or other international sanctions; and

(c)	the term “non-assessable” as used in this opinion is not a recognized legal term under Dutch law; in this opinion, the term “non-assessable” means that the Issuer does not have a statutory right to require the holder of a Share to pay to the Issuer any amount on such Share (by reason only of being a holder of such Share) in addition to the amount required to be paid for such Share to be fully paid, without prejudice – for the avoidance of doubt – to claims based on contract or tort.

(5)

(8)	In this opinion, Netherlands legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. This opinion is given by Stibbe London B.V. (“Stibbe”) and may only be relied upon under the express condition that (i) any issues of interpretation or liability arising hereunder will be governed by the laws of the Netherlands and will be brought exclusively before a court of the Netherlands, and (ii) such liability, if any, shall be limited to Stibbe only, to the exclusion of any of its directors, partners, employees, shareholders and advisors or its or their affiliates and to the aggregate of the amount paid under Stibbe’s professional insurance in the particular instance and any applicable deductible payable thereunder.

(9)	We assume no obligation to update this opinion or to inform any person of any changes of law or other matters coming to our knowledge occurring after the date hereof which may affect this opinion in any respect. This opinion is given for the purposes of the Registration Statement only and may not be disclosed or quoted other than as an exhibit to (and therefore together with) the Registration Statement, without our prior written consent.

(10)	This opinion is addressed to you and given for the sole purpose of the registration of the Shares with the SEC. We hereby consent to the filing with the SEC of this opinion on Form 6-K, to the reference to our firm under the caption “Legal Matters” in the Final Prospectus Supplement and to the incorporation by reference of this opinion and consent as exhibits to the Final Prospectus Supplement filed in accordance with Rule 462(b)(5) under the Securities Act relating to the Offering. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder.

Yours faithfully,

Stibbe London B.V.

/s/ Hans Witteveen

Hans Witteveen

(6)